Exhibit 99.1

Explanation of Responses:
(1)
This Form 4 is filed on behalf of Averill Master Fund, Ltd., a Cayman Islands exempted company (“Averill Master Fund”), Averill Madison Master Fund, Ltd., a Cayman Islands exempted company (“Averill Madison Master Fund” and, together with the Averill Master Fund, the “Funds”), Suvretta Capital Management, LLC, a Delaware limited liability company (“Suvretta Capital”), and Aaron Cowen (“Mr. Cowen”) (collectively, the “Reporting Persons”).  Suvretta Capital is the investment manager of the Funds.  Mr. Cowen may be deemed to control Suvretta Capital and therefore may be deemed to beneficially own shares of Common Stock (as defined below) held by the Funds.  Mr. Cowen disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of any indirect pecuniary interest therein.  The securities reported herein are directly held by either Averill Master Fund or Averill Madison Master Fund as noted herein. Each of the Funds may be deemed a director by deputization by virtue of Kishan Mehta, a portfolio manager of Suvretta Capital, serving on the board of directors of the Issuer (as defined below).

(2)
These shares of common stock, par value $0.0001 per share (the “Common Stock”), of Benitec Biopharma Inc. (the “Issuer”) were purchased by Averill Master Fund pursuant to the Securities Purchase Agreement, dated November 5, 2025 (the “Purchase Agreement”), by and among the Issuer, Averill Master Fund and Averill Madison Master Fund at a price of $13.50 per share.

(3)	These shares of Common Stock were purchased by Averill Madison Master Fund pursuant to the Purchase Agreement at a price of $13.50 per share.